SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

LCNB Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

50181P100

(CUSIP Number)

John C. Lame

8805 Tamiami Trail N. #128

Naples, FL 34108

Telephone: (513) 235-6982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 559,880 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 559,880 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43% (2)
14	TYPE OF REPORTING PERSON OO

(1)

559,880 shares of common stock owned by the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018, a Florida trust, of which John C. Lame and Susan K. Lame serve as joint trustees and share voting and dispositive power with regard to the shares held by the trust.

(2)

Based upon 12,634,845 shares outstanding as of June 30, 2021, according to the information contained in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,000 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 55,000 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .44% (2)
14	TYPE OF REPORTING PERSON OO

(1)	John C. Lame is the trustee of the John C. Lame IRA and in such capacity has the right to vote and dispose of the securities held by the IRA.
(2)

Based upon 12,634,845 shares outstanding as of June 30, 2021, according to the information contained in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2021.

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame Roth Contributory IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,520 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 33,520 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,520 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .27% (2)
14	TYPE OF REPORTING PERSON IN

(1)	John C. Lame is the trustee of the John C. Lame Roth Contributory IRA and in such capacity has the right to vote and dispose of the securities held by the IRA.
(2)

Based upon 12,634,845 shares outstanding as of June 30, 2021, according to the information contained in the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2021.

CUSIP No. 50181P100

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, without par value, of LCNB Corp., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office is located at 2 North Broadway, Lebanon, Ohio 45036.

Item 2. Identity and Background

This Schedule 13D is jointly filed by John C. Lame and Susan K. Lame, Mr. Lame’s spouse, in their capacities as co-trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018 (the “Trust”); the John C. Lame IRA (the “IRA”); and the John C. Lame Roth Contributory IRA (the “Roth IRA,” and collectively, the “Reporting Persons”).

Mr. Lame is a citizen of the United States and his present principal occupation is Chief Executive Officer of Untapped, LLC, a limited liability company. The principal business of Untapped, LLC is life guidance and wealth coaching.

Ms. Lame is a citizen of the United States and her present principal occupation is special projects manager, Untapped, L.L.C. The principal business of Untapped, LLC is life guidance and wealth coaching.

The Trust is an irrevocable trust established by John C. Lame and Susan K. Lame for estate planning purposes. The IRA and Roth IRA are retirement accounts established by Mr. Lame.

The address of each Reporting Person for purposes of this filing is: 8800 Tamiami Trail N. #128, Naples, Florida 34108.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Trust purchased shares of the Issuer’s common stock using Trust funds. Shares of the Issuer’s common stock held directly by the Trust, IRA and Roth IRA were acquired directly by these reporting persons. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “LCNB”.

Item 4. Purpose of the Transaction

The Shares covered by this Schedule 13D were acquired for investment purposes in the ordinary course of business. The Reporting Persons purchased shares based on their belief that the value of the Issuer is in excess of the current market price. The Reporting Persons’ investment objective is to profit from appreciation in the market price of the Issuer’s common stock. Mr. Lame intends to discuss the Issuer’s returns for shareholders and the Issuer’s strategy for the creation of shareholder value with management, the Issuer’s board of directors, and other shareholders of the Issuer. Mr. Lame has requested representation on the Board of Directors. Although the Reporting Persons have no other specific plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

CUSIP No. 50181P100

Item 5. Interest in Securities of the Issuer

(a) – (b) According to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 21, 2021, there were 12,634,845 shares of the Issuer’s common stock outstanding on June 30, 2021.

The following list sets forth the aggregate number and percentage of outstanding shares of the Issuer’s common stock owned beneficially by each Reporting Person:

Name	No. of Shares		Percent of Class
John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018	559,880	(1)	4.43%
John C. Lame IRA	55,000	(2)	.44%
John C. Lame Contributory Roth IRA	33,520	(2)	.27%
TOTAL	648,400		5.13%

(1)	John C. Lame and Susan K. Lame are joint trustees and have shared investment and voting authority with respect to these shares.
(2)	John C. Lame has sole investment and voting authority with respect to these shares.

(c) The Reporting Persons’ transactions in the Issuer’s common stock in the past 60 days consist of the following purchases.

The following open-market transactions were effected by the Trust during the past sixty (60) days:

Trust
Trade Date	Buy/Sell	Number of Shares	Price Per Share
6/18/2021	Buy	2700	$16.59
6/18/2021	Buy	30	$16.58
6/18/2021	Buy	100	$16.57
6/18/2021	Buy	1000	$16.55
6/17/2021	Buy	1000	$17.08
6/17/2021	Buy	1047	$17.05
6/17/2021	Buy	500	$17.05
6/17/2021	Buy	223	$17.05
6/17/2021	Buy	200	$17.03
6/17/2021	Buy	30	$17.02
6/17/2021	Buy	504	$17.00

CUSIP No. 50181P100

Trust
Trade Date	Buy/Sell	Number of Shares	Price Per Share
6/17/2021	Buy	453	$17.03
6/17/2021	Buy	33	$17.02
6/17/2021	Buy	10	$17.02
6/17/2021	Buy	1000	$17.03
6/17/2021	Buy	1000	$17.01
6/16/2021	Buy	1000	$17.08
6/16/2021	Buy	1000	$17.06
6/16/2021	Buy	1000	$17.08
6/16/2021	Buy	900	$17.07
6/16/2021	Buy	100	$17.08
6/16/2021	Buy	1000	$17.08
6/9/2021	Buy	850	$17.34
6/9/2021	Buy	1531	$17.34
6/9/2021	Buy	36	$17.39
6/9/2021	Buy	56	$17.38
6/9/2021	Buy	5	$17.37
6/9/2021	Buy	72	$17.37
6/9/2021	Buy	200	$17.36
6/9/2021	Buy	100	$17.36
6/9/2021	Buy	1000	$17.38
6/9/2021	Buy	616	$17.37
6/9/2021	Buy	85	$17.36
6/9/2021	Buy	99	$17.36
6/9/2021	Buy	90	$17.36
6/9/2021	Buy	10	$17.36
6/9/2021	Buy	100	$17.36

The following open-market transactions were effected by the John Lame IRA during the past sixty (60) days:

John IRA
Trade Date	Buy/Sell	Number of Shares	Price Per Share
6/16/2021	Buy	300	$17.06
6/16/2021	Buy	300	$17.09

CUSIP No. 50181P100

The following open-market transactions were effected by the John Lame Contributory Roth IRA during the past sixty (60) days:

John C. Lame Contributory Roth IRA
Trade Date	Buy/Sell	Number of Shares	Price Per Share
6/16/2021	Buy	170	$17.06
6/16/2021	Buy	100	$17.06
6/16/2021	Buy	100	$17.06

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares.

(e) not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among John C. Lame IRA, John C. Lame Roth Contributory IRA and John C. Lame and Susan K. Lame as trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018.

CUSIP No. 50181P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2021

John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018

By:	/s/ John C. Lame
John C. Lame, Co-Trustee

By:	/s/ Susan K. Lame
Susan K. Lame, Co-Trustee

John C. Lame IRA

By:	/s/ John C. Lame
John C. Lame

John C. Lame Roth Contributory IRA

By:	/s/ John C. Lame
John C. Lame